Exhibit (a)(5)(C)

IN THE SUPERIOR COURT OF FULTON COUNTY STATE OF GEORGIA

ALAN PILLAY, On Behalf of Himself and All Others	)
Similarly Situated.	)
)
Plaintiff,	) Civil Action No.:
)
v.	) 2011CV 203339
) CLASS ACTION
IMMUCOR, INC., JAMES F. CLOUSER, JOSHUA H.	) COMPLAINT
LEVINE, PAUL V. HOLLAND, M.D., RONNY B.	)
LANCASTER, PAUL D. MINTZ, M.D., G. MASON	)
MORFIT, CHRIS E. PERKINS, JOSEPH E. ROSEN,	)
TPG CAPITAL, TPG PARTNERS VI, L.P., IVD	)
HOLDINGS INC, and IVD ACQUISITION	) JURY TRIAL DEMANDED
CORPORATION,	)
)
)
Defendants.	)
)
)

CLASS ACTION COMPLAINT

Plaintiff Allan Pillay (“Plaintiff), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Immucor, Inc. (“Immucor” or the “Company”) against the directors of Immucor (the “Board”), some of whom are officers, and other persons and entities involved in a proposed buyout of Immucor by TPG Partners VI, L.P. (“TPG Partners”), an investment fund of the privately held TPG Capital (“TPG Capital,” collectively with TPG Partners, “TPG”) in which the shareholders of the Company are presented with a tender offer by IVD Acquisition

Corporation (“Merger Sub”), an affiliate of TPG and wholly-owned subsidiary of TPG affiliate IVD Holdings Inc. (“Parent”), after which the Company will effectuate a second step merger with Parent for inadequate consideration and as the result of a flawed process (the “Proposed Transaction”).

2. On July 5, 2011, Immucor issued a press release announcing that it had entered into a definitive merger agreement for Immucor to be acquired by investment funds managed by TPG, via a tender offer, in a deal with a fully diluted equity value of $1,973 billion. Under the terms of the Proposed Transaction, Immucor common shareholders will receive $27.00 per share in cash for each Immucor share they own.

3. Specifically, pursuant to the Agreement and Plan of Merger dated July 2, 2011 (“Merger Agreement”) entered into between Immucor, Parent, and Merger Sub, Merger Sub agreed to commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Immucor’s common stock at a purchase price of $27.00 per share in cash, to be followed by a merger of Merger Sub with and into the Company.

4. On July 15, 2011, Merger Sub commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). Immucor filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC on the same date (“14D-9” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire at 5:00 P.M. on August 18, 2011, unless it is extended. Following the Tender Offer, Merger Sub will then acquire any Immucor shares not purchased in the Tender Offer in a second-step merger, which is expected to be completed in the second half of 2011.

5. The Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully informed decision on whether to tender their shares in support of the Proposed Transaction.

6. As described below, both the consideration to Immucor common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction, including the deficient Disclosure Documents, are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Immucor’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

8. Nominal defendant Immucor maintains its executive offices at 3130 Gateway Drive, Norcross, Georgia 30071. Many of the acts complained of herein occurred in Georgia. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable to federal court as no federal remedy is sought.

9. Venue is proper in this county.

PARTIES

10. Plaintiff currently holds shares of common stock of lmmucor and has held such shares at all relevant times.

11. Defendant lmmucor is a Georgia corporation with its principal executive offices located 3130 Gateway Drive, Norcross, Georgia 30071. Founded in 1982, lmmucor manufactures and sells a complete line of reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. lmmucor markets a complete family of automated instrumentation for all of its market segments.

12. Defendant James F. Clouser (“Clouser”) has been a member of the Board since 2008.

13. Defendant Joshua H. Levine (“Levine”) is President and CEO of lmmucor, and has been a director of the Company since June 2011.

14. Defendant Paul V. Holland, M.D. (“Holland”) has been a member of the Company’s Board since 2008.

15. Defendant Ronny B. Lancaster (“Lancaster”) has been a member of the Company’s Board since October 2004.

16. Defendant Paul D. Mintz, M.D. (“Mintz”) has been a member of the Company’s Board since 2008.

17. Defendant G. Mason Morfit (“Morfit”) has been a member of the Company’s Board since 2010.

18. Defendant Chris E. Perkins (“Perkins”) has been a member of the Company’s Board since 2008.

19. Defendant Joseph E. Rosen (“Rosen”) has been a member of the Company’s Board since 1982, except for a three-year hiatus from 1995 to 1998, and has served as Chairman of the Board since September 2006.

20. Defendants Clouser, Levine, Holland, Lancaster, Mintz, Morfit, Perkins, and Rosen are collectively referred to hereinafter as the “Individual Defendants.”

21. Defendant TPG Partners is a limited partnership headquartered at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. TPG Partners is an investment fund managed by TPG, a global private equity investment firm with $48 billion in capital under management across a family of funds. TPG invests in companies across a broad range of industries, including consumer and retail, media and telecommunications, industrials, technology, travel and leisure, and health care.

22. Defendant Parent is a Delaware corporation with an address at c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94104.

23. Defendant Merger Sub is a Georgia corporation and a wholly owned-subsidiary of Parent with an address at c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94104. Parent and Merger Sub are affiliated with TPG and are being used to facilitate TPG’s acquisition of Immucor.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Immucor (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

25. By virtue of their positions as directors and/or officers of Immucor, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Immucor to engage in the practices complained of herein.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) otherwise adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Immucor, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Immucor common stock.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

29. This action is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable. As of March 31, 2011, Immucor had in excess of 70 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

31. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Immucor shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d) whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

32. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

34. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

35. Immucor manufactures and sells reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. Additionally, Immucor markets automated instrumentation for all of its market segments. Immucor common stock is traded on the NASDAQ under the symbol “BLUD.”

36. Immucor common stock is currently trading at depressed levels as the Company is at the bottom of cycle that is expected to improve. In particular, an investigation by the U.S. Department of Justice (“DOJ”) regarding a possible antitrust violation, as well as a Food and Drug Administration (“FDA”) administrative action which could have resulted in the revocation of the Company’s biologics license with respect to its Reagent Red Blood Cells and Anti-E (Monoclonal) Blood Grouping Reagent products, have materially lowered the price of the Company’s stock.

37. However, the DOJ recently announced that its antitrust investigation of the company had been closed, and the DOJ took no further action. Further, the FDA has not ordered the recall of any of the Company’s products. Therefore, with the Company moving past its previous regulatory difficulties, the Company has great potential for growth as the overall economy recovers. The Company’s recent financial reports have been extremely impressive and exceeded forecasts. The results and the Company’s new fiscal 2011 profit and sales guidance have topped analysts’ expectations. On April 6, 2011, Immucor announced that its profit grew 13% in its fiscal third quarter on higher sales of instruments and testing products. Immucor stated that it earned $22.7 million, or $0.32 per shares, in the three months ended February 28, 2011. That was up from $20.1 million, or $0.28 per share, in the same period one year ago. Additionally, revenue for the third quarter of fiscal 2011 was $83.3 million, an increase of 4% from the prior year quarter.

38. Immucor itself has confirmed that its expectations for growth are positive. Immucor has raised its outlook for fiscal year 2011 and now expects profit between $1.18 per share and $1.20 per share on revenue between $328 million and $330 million. On April 6, 2011, then CEO Gioacchino De Chircio, commented on the Company’s strong results stating, “[g]iven the global economic environment, our third quarter financial performance exceeded our expectations with year-over-year revenue growth and earnings expansion[.]”

39. However, rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of TPG, and to the detriment of the Company’s public shareholders, by entering into the Merger Agreement.

B.	The Proposed Transaction

40. On July 5, 2011, Immucor issued a press release announcing that it had entered into the Merger Agreement. Under the terms of the Proposed Transaction, Merger Sub would acquire Immucor by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Immucor at a purchase price of just $27.00 per share.

41. Specifically, the press release stated in relevant part:

NORCROSS, Ga., July 05, 2011 – Immucor, Inc. (Nasdaq: BLUD) (the “Company”), a global leader in providing automated instrument-reagent systems to the blood transfusion industry, today announced that it has entered into a definitive agreement to be acquired by investment funds managed by TPG Capital (“TPG”) in a transaction with a fully diluted equity value of $1.973 billion.

Under the terms of the agreement, Immucor shareholders will receive $27.00 in cash for each share of Immucor common stock they own, representing a premium of approximately 30.2 percent over the closing share price on July 1, 2011, the last full trading day before today’s announcement, and a premium of approximately 35.6 percent to Immucor’s average closing price over the last month. The transaction is expected to close in the second half of 2011. The agreement was unanimously approved by the Immucor Board of Directors.

“This transaction enables our shareholders to realize significant, immediate value while at the same time allowing Immucor to remain well-positioned to continue pursuing growth opportunities,” said Joseph Rosen, Chairman of the Board of Directors of Immucor. “Our Board is pleased with the outcome of the process we followed leading to this transaction, and believes that this transaction is in the best interests of our shareholders.”

“Immucor has been at the forefront of improving transfusion medicine for nearly 30 years and has a proven track record of creating value.” said Joshua H. Levine, President and Chief Executive Officer of Immucor. “Partnering with TPG will allow us to continue with our commitment to deliver innovative technologies that meet our customers’ needs and improve patient safety.”

“By offering best-in-class instruments and reagents for the blood transfusion industry, Immucor has built an impressive platform, loyal customer base and a strong leadership position,” said Todd Sisitsky, TPG Partner. “We look forward to working with the Immucor team as we invest in growing the business and expanding the global footprint for these vital services.”

Under the terms of the agreement, it is anticipated that an affiliate of TPG, IVD Acquisition Corporation, will commence a tender offer for all of the outstanding shares of the Company no later than July 15, 2011.

Under the terms of the agreement, the tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of 84 percent of the Company’s common shares on a fully diluted basis, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, the receipt of any applicable consents or approvals under German antitrust or merger control laws and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.

Under the terms of the agreement, the Company may solicit superior proposals from third parties through August 15, 2011. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

Goldman, Sachs & Co. acted as financial advisor to Immucor, Inc. and King & Spalding LLP acted as the Company’s legal advisor. Ropes & Gray LLP acted as legal advisor to TPG Capital. Citi and J.P. Morgan Securities LLC acted as financial advisors and provided fully committed financing to TPG Capital.

42. The consideration offered to Immucor’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Immucor’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings as it moves past its previous regulatory difficulties.

C.	Conflicts by Certain Directors

43. Moreover, the Proposed Transaction was driven by the self-interested Individual Defendants looking to cash out their largely illiquid holdings in Immucor stock.

44. For example, on June 9, 2011, less than a month before the Individual Defendants approved the Merger Agreement and recommended the Proposed Transaction to Immucor’s shareholders, the Individual Defendants were granted illiquid Restricted Stock Units and/or Performance Shares that will become fully vested upon consummation of the Proposed Transaction, as set forth in the 14D-9:

Name	Transaction Date	Number of Shares	Nature of Transaction
Joseph E. Rosen	6/9/2011	5,542	Grant of Restricted Stock Units
Ronny B. Lancaster	6/9/2011	5,542	Grant of Restricted Stock Units
James F. Clouser	6/9/2011	5,542	Grant of Restricted Stock Units
Chris E. Perkins	6/9/2011	5,542	Grant of Restricted Stock Units
Dr. Paul V. Holland	6/9/2011	5,542	Grant of Restricted Stock Units
Dr. Paul D. Mintz	6/9/2011	5,542	Grant of Restricted Stock Units
G. Mason Morfit	6/9/2011	5,542	Grant of Restricted Stock Units
Joshua H. Levine	6/9/2011	65,258	Grant of Performance Shares
Richard A Flynt	6/9/2011	23,000	Grant of Restricted Stock Units
	6/9/2011	23,904	Grant of Performance Shares
Philip H. Moïse	6/9/2011	10,000	Grant of Restricted Stock Units
	6/9/2011	25,340	Grant of Performance Shares
Dr. Gioacchino De Chirico	6/9/2011	33,722	Grant of Restricted Stock Units
	6/9/2011	11,241	Grant of Performance Shares

45. In addition, the Individual Defendants and certain officers will be able to cash out an additional $9,819,770 in restricted stock units and performance shares, as illustrated in the table below as it appears in the 14D-9:

Executive Officer/Director	Value of Vested Stock Options Outstanding With a Per- Share Exercise Price Less Than the Offer Price ($)	Value of Unvested Stock Options Outstanding With a Per- Share Exercise Price Less Than the Offer Price ($)	Value of Restricted Shares ($)	Value of Restricted Stock Units ($)	Value of Performance Share ($)	Value of Total Payments ($)
Joshua H. Levine President, Chief Executive Officer and Director	—	—	—	—	1,761,966	1,761,966
Richard A. Flynt Executive Vice President and Chief Financial Officer	80,682	126,430	537,948	621,000	645,408	2,011,468
Philip H. Moïse Executive Vice President, General Counsel and Secretary	125,732	191,213	849,123	270,000	684,180	2,120,248
James F. Clouser Director	67,738	—	—	149,634	—	217,372
Dr. Paul V. Holland Director	67,738	—	—	149,634	—	217,372
Ronny B. Lancaster Director	68,125	—	—	149,634	—	217,759
Dr. Paul D. Mintz Director	65,076	97,988	—	149,634	—	312,698
G. Mason Morfit Director	—	163,240	—	149,634	—	312,874
Chris E. Perkins Director	67,738	—	—	149,634	—	217,372
Joseph E. Rosen Director, Chairman	2,277,227	—	3,780	149,634	—	2,430,641
Total	2,820,056	578,871	1,390,851	1,938,438	3,091,554	9,819,770

46. The aforementioned holdings of Immucor directors are further evidence of the flawed process leading up to the Proposed Transaction to the detriment of Immucor shareholders.

D.	The Preclusive Deal Protection Devices

47. On July 5, 2011, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

48. The Merger Agreement described above provides for a coercive Top-Up Option to Merger Sub. In particular §1.4 provides for a Top-Up Option described as follows:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and their Affiliates at the time of such exercise (after giving effect to the Offer Closing), shall constitute one Share more than 90% of the outstanding Shares on a fully diluted basis; provided, however, that the Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held in the treasury of the Company as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under all outstanding stock options, restricted equity and any other rights to acquire the Shares as if such Shares were outstanding) or (ii) any other provision of applicable Law or judgment, injunction order or decree shall prohibit the exercise of the Top-Up Option or delivery of the Top-Up Shares; provided, further, that the Top-Up Option shall terminate upon the termination of this Agreement in accordance with its terms. The Top-Up Option shall not be exercisable until such time as Merger Sub shall have accepted for payment the Shares tendered pursuant to the Offer, and in no event shall the Top-Up Option be exercisable (A) if the Minimum Tender Condition shall have been waived, (B) more than once or (C) unless, immediately after such exercise and the issuance of Shares pursuant thereto, and accounting for the limitations set forth herein, Parent and Merger Sub would hold one Share more than 90% of the outstanding Shares on a fully-diluted basis.

49. Further, pursuant to section 7.2(d)(ii) of the Merger Agreement, should the Company receive an alternate Acquisition Proposal that the Board “concludes in good faith after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal,” the Company is required to negotiate with Parent and Merger Sub so that Parent and Merger Sub may amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a Superior Proposal.

50. Moreover, the Merger Agreement provides that Immucor must pay to Merger Sub a termination fee of $45 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

51. Ultimately, these preclusive deal protection devices discourage bidders from making a competing bid for the Company and providing a needed market check for the Proposed Transaction.

D.	The Materially Misleading And/Or Incomplete Disclosure Documents

52. On July 15, 2011, the Company and Merger Sub filed the 14D-9 and TO Statement with the SEC.

53. The Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

54. The 14D-9 filed by the Company fails to disclose all of the underlying methodologies, key inputs and multiples relied upon and observed by Goldman, Sachs & Co. (“Goldman Sachs”), which served as financial advisor to the Company in connection with the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Goldman Sachs and relied upon by the Board in recommending the Proposed Transaction to Immucor shareholders. In particular, the 14D-9 should provide, inter alia, the following:

(a) In the Selected Companies Analysis, (a) the criteria used to select the companies; (b) the multiples derived for each of the selected companies; and (c) the financial forecasts provided by the Company’s management to Goldman Sachs that were not included in the Projections disclosed on pages 43-44 of the 14D-9 and that were used by Goldman Sachs to calculate the multiples and growth rates of the Company.

(b) In the Illustrative Discounted Cash Flow Analysis, (a) the definition of “free cash flows”; (b) the rationale for selecting discount rates of 10.0% to 11.0% when calculating estimated free cash flows for fiscal years 2012 through 2016; the rationale for selecting perpetuity growth rates ranging from 2.0% to 4.0% when calculating terminal values for fiscal year 2016; and (c) the rationale for selecting discount rates of 10.0% to 11.0% when calculating terminal values for fiscal year 2016;

(c) In the Present Value of Future Share Price Analysis, the rationale for selecting EPS multiples of 15.0x to 18.0x: (b) the rationale for applying an illustrative discount rate of 10.5%; and (c) the financial forecasts provided by the Company’s management to Goldman Sachs that were not included in the Projections disclosed on pages 43-44 of the 14D-9 and that were used by Goldman Sachs in this analysis;

(d) In the Selected Transactions Analysis, (a) the rationale for selecting the companies used and for relying on eight transactions that occurred in 2009 or before; (b) the multiples observed for each of the selected transactions;

(e) In the Premiums Paid Analysis, the premium observed for each of the selected transactions;

(f) In the Illustrative Leveraged Buyout Analysis, (a) the rationale for selecting hypothetical EBITDA exit multiples ranging from 9.0x to 11.0x at the end of fiscal year 2016; (b) the rationale for selecting rates of return on equity of 15.0% to 20.0%; and (c) the financial forecasts provided by the Company’s management to Goldman Sachs that were not included in the Projections disclosed on pages 43-44 of the 14D-9 and that were used by Goldman Sachs to calculate the multiples and growth rates of the Company.

55. Also, the Background of the Offer section of the 14D-9 should disclose the following regarding the sales process:

(a) Details regarding the nature and amount of potential liability of the Company’s Litigation and Regulatory Matters (as that term is defined in the 14D-9);

(b) Whether Goldman Sachs disclosed to the Board at the time it was engaged by the Company as its financial advisor, or at any time thereafter up until Goldman Sachs provided its fairness opinion in connection with the Proposed Transaction (the “Fairness Opinion”): (a) the amount of fees Goldman Sachs and/or its affiliates received in connection with services provided to TPG and/or its affiliate and portfolio companies; or (b) the nature and amount of positions that Goldman Sachs and/or its affiliates held in the common stock of the Company, and if so, what Goldman Sachs disclosed.

(c) If Goldman Sachs in fact disclosed to the Board at any point prior to the issuance of its Fairness Opinion: (a) the amount of fees Goldman Sachs and/or its affiliates received in connection with services provided to TPG and/or its affiliate and portfolio companies; or (b) the nature and amount of positions that Goldman Sachs and/or its affiliates held in the common stock of the Company, what the Board’s reasons were for selecting Goldman Sachs to run any sale process for the Company notwithstanding these conflicts, as well as what procedures or requirements the Board established for Goldman Sachs in running any sale process for the Company, or in communicating or negotiating with TPG, in order to address the conflict;

(d) The details of Goldman Sachs’ compensation and fee structure for providing financial advisory services and issuing the Fairness Opinion;

(e) The basis of the Board’s decision not to instruct Goldman Sachs at the October 25, 2010 Board meeting, or at any time thereafter, to reach out to potential financial buyers of the Company in addition to potential strategic purchasers;

(f) The basis of the Board’s decision not to instruct Goldman Sachs to approach Company B again to gauge whether it would have renewed interest in a possible strategic transaction with the Company in June 2011, given Company B’s prior level of interest in the Company, when the Board instructed Goldman Sachs to approach Company E for that same reason;

(g) The circumstances surrounding the retirement of Dr. De Chirico’s resignation and its relation, if any, to the ongoing strategic review process the Company was undertaking at that time; and

(h) The size of the termination fee that TPG initially proposed the Company should be responsible for pursuant to the Merger Agreement.

56. In addition, additional information needs to be disclosed in the 14D-9 related to the Top-Up Option, including mechanics for its operation and trigger, number of authorized and outstanding common shares to date and the trigger amount of shares necessary for Merger Sub to be able to exercise it.

57. Accordingly, because the foregoing process and material misstatements and/or omissions represent a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

58. Plaintiff repeats and realleges each allegation set forth herein.

59. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Immucor.

60. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Immucor.

61. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Immucor because, among other reasons, they failed to take steps to maximize the value of Immucor to its public shareholders.

62. The Individual Defendants dominate and control the business and corporate affairs of Immucor, and are in possession of private corporate information concerning Immucor’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Immucor which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

63. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

64. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

65. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Immucor’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

66. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

67. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against TPG, Parent, and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69. TPG, Parent, and Merger Sub have acted and are acting with knowledge, of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Immucor’s public shareholders, and have participated in such breaches of fiduciary duties.

70. TPG, Parent, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, TPG, Parent, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

71. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: July 18, 2011

CHITWOOD HARLEY HARNES LLP

By:	/s/ Christi A. Cannon
Martin D. Chitwood, Ga. Bar No. 124950
Christi A. Cannon, Ga. Bar No. 107869
Molly A. Havig, Ga Bar No. 432147
1230 Peachtree Street, NE
2300 Promenade II
Atlanta Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476
mchitwood@chitwoodlaw.com
ccannon@chitwoodlaw.com
mhavig@chitwoodlaw.com

Counsel for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde, Esquire

369 Lexington Avenue, 10th Fl.

New York, NY 10017

Tel.: (212) 983-9330

Fax: (212) 983-9331